UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPDR S&P Russia ETF, a series of the SPDR Shares Index Funds Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

78463X558

 (CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]          Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G/A	SPDR Shares Index Funds Trust SPDR S&P Russia ETF	CUSIP No. 78463X558

CUSIP No. 78463X558

1.             Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Robert W. Baird & Co. Incorporated
39-6037917

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.            SEC Use Only

4.            Citizenship or Place of Organization

Wisconsin

	5. Sole Voting Power	21,255
Number of
Shares
Beneficially	6. Shared Voting Powe	0
Owned by
Each Reporting
Person	7. Sole Dispositive Power	21,255
With:

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	21,255

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)	1.6%

12.	Type of Reporting Person (See Instructions)	IA

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SCHEDULE 13G/A	SPDR Shares Index Funds Trust SPDR S&P Russia ETF	CUSIP No. 78463X558

Item 1.

(a)           Name of Issuer:

SPDR S&P Russia ETF, a series of the SPDR Shares Index Funds Trust

(b)           Address of Issuer’s Principal Executive Offices:

State Street Financial Center
One Lincoln Street
Boston, MA 02111-2900

Item 2.

(a)           Name of Person Filing:

Robert W. Baird & Co. Incorporated

(b)           Address of Principal Business Office or, if none, Residence:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(c)           Citizenship:

Wisconsin corporation

(d)           Title of Class of Securities:

Shares of Beneficial Interest

(e)           CUSIP Number:

78463X558

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SCHEDULE 13G/A	SPDR Shares Index Funds Trust SPDR S&P Russia ETF	CUSIP No. 78463X558

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                    Ownership.

(a)	Amount Beneficially Owned:

21,255. All 21,255 Shares of Beneficial Interest (“Shares”) are ultimately owned by certain individual and institutional clients for which Robert W. Baird & Co. Incorporated (“Baird”) serves as investment advisor.   Baird may be deemed to beneficially own such Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), by virtue of the investment discretion and voting authority granted to Baird by such clients over such Shares.  The investment discretion and voting authority granted to Baird may be revoked at any time.

(b)	Percent of Class:

1.6%. The percentage was calculated based upon 1,350,000 Shares of Beneficial Interest outstanding at December 30, 2011, as reported by the Issuer.

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SCHEDULE 13G/A	SPDR Shares Index Funds Trust SPDR S&P Russia ETF	CUSIP No. 78463X558

(c)           Number of shares as to which such person has:

 (i)       Sole power to vote or to direct the vote

21,255.

(ii)        Shared power to vote or to direct the vote

0.

   (iii)         Sole power to dispose or to direct the disposition of

21,255.

                                     (iv)        Shared power to dispose or to direct the disposition of

0.

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.                 Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SCHEDULE 13G/A	SPDR Shares Index Funds Trust SPDR S&P Russia ETF	CUSIP No. 78463X558

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2012
Date

/s/Glen F. Hackmann
Signature

Glen F. Hackmann, Secretary & General Counsel
Name/Title

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